

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 23, 2013

Via E-Mail
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re: Top to Bottom Pressure Washing, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed January 10, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

We reviewed the above-captioned filing and have the comments below.

General

1. Refer to comment one in our letter dated December 12, 2012. As we indicated in our previous letter, a review of the current and quarterly reports of Court Document Services, Inc. and Quality WallBeds, Inc. indicates that each of these entities elected to discontinue or redirect their business models less than three months after the effectiveness of their respective registration statements. We continue to believe that the involvement of Mr. Daniels, and others associated with this filing, with yet another company seeking to obtain effectiveness of a Securities Act registration statement raises real questions about whether Top to Bottom Pressure Washing, Inc. has a bona fide intention to continue as the publicly reporting entity or whether it is a vehicle by which its promoters obtain 1934 Act reporting status only to subsequently tout as an entity available to engage in transactions with individuals or companies that may result in a future change in control. We believe that your transaction is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise.

2. We note that you did not mark numerous changes in the marked or redlined version of the document to reflect those changes. Ensure that you mark all changes in the marked or redlined version of any subsequent amendment to reflect all changes made.

Mr. Douglas P. Zolla
Top to Bottom Pressure Washing, Inc.
January 23, 2013
Page 2

<u>Outside Front Cover Page</u>

3. Refer to comment two in our December 21, 2012 letter. As requested previously, clarify that there is no minimum amount of shares that must be sold during the offering.

<u>Because we can issue additional shares of common stock…, page I-8; Description of Securities, page I-15</u>

4. The disclosure indicating that you are authorized to issue up to 1,400,000 shares of common stock is inconsistent with disclosure in the balance sheets on page F-4 and in article IV of the Articles of Incorporation filed as Exhibit 3.1 to the registration statement that you are authorized to issue up to 1,000,000,000 shares of common stock. Please reconcile.

<u>Determination of Offering Price, page I-9</u>

5. Revise the second sentence to indicate that each selling security holder paid $500.00 for his shares. We note the revised disclosure on page I-13.

<u>Results of Operations for the Period Ending September 30, 2012, Page I-21</u>

6. We have read your response to comment 11 in our letter dated December 21, 2012. On page I-21 you discuss the contributing factors that impacted your expenses. Please tell us what you mean by "add backs" from the previous owner and how these "add backs" contributed to higher expenses in prior periods.

<u>Results of Operations for the Period Ended December 31, 2011, page I-22</u>

7. Please amend your filing to include a discussion of the changes in revenue, cost of goods sold, depreciation, and general and administrative expenses between the periods presented. Discuss the underlying reasons for the changes and quantify the impact of multiple or offsetting reasons. Refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350 for guidance.

<u>Description of Property, page I-22</u>

8. Refer to comment 12 in our December 21, 2012 letter. As requested previously, advise what consideration you have given to filing your lease for the building as an exhibit to the registration statement. <u>See</u> Item 601(b)(10) of Regulation S-K.

Audit Committee, page I-23

9. Refer to comment 13 in our December 21, 2012 letter. As requested previously, revise the disclosure to make clear that the board of directors is not comprised of any independent directors.

Executive Compensation, page I-25; Compensation of Directors, page I-26

10. Please include Item 402 of Regulation S-K disclosures for the fiscal year ended December 31, 2012. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Note that you must retain all information for any prior year that you were required to include when you filed the registration statement on November 28, 2012. See Instruction 1 to Item 402(n) of Regulation S-K.

Legal Matters, page I-27

11. Refer to comment 16 in our December 21, 2012 letter. The meaning of the revised phrase "should not create a conflict of interest with our Company operating independently by Harrison Law, P.A. providing the opinion of the validity of the shares of the Company" is unclear. Please revise. Additionally, the revised disclosure appears inconsistent with disclosure under "Conflicts of Interests" on page I-28 that "There could be a conflict of interest…" Please reconcile the disclosures.

Where You Can Find Further Information, page I-28

12. Refer to comment 17 in our December 21, 2012 letter. As requested previously, clarify that the prospectus includes the material provisions of any contract or other document filed as an exhibit to the registration statement.

Recent Sales of Unregistered Securities, page II-1

13. The statement that "There have been no sales of Top to Bottom Pressure Washing, Inc.'s common stock without registration during the last three years" appears inconsistent with disclosure in note 7 to the financial statements on page F-11 that the company was purchased by unrelated parties on June 1, 2012. We note also the disclosure on page I-12 that Mr. Michael J. Daniels invested $40,000 for the shares that he acquired and that Mr. Douglas Zolla invested $5,000 for the shares that he acquired. Tell us why you have not provided the disclosures required by Item 701 of Regulation S-K. Alternatively, provide the disclosures required by Item 701 of Regulation S-K.

Mr. Douglas P. Zolla
Top to Bottom Pressure Washing, Inc.
January 23, 2013
Page 4

Exhibit 23

14. We remind you that you will have to provide an updated consent from your
    independent accountant before your filing goes effective.

       You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or
Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions
about comments on the financial statements and related matters. You may contact
Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other
questions.

                              Sincerely,

                              /s/ Jay Ingram

                              Jay Ingram
                              Legal Branch Chief